ENERFLEX LTD. ANNOUNCES FIRST QUARTER 2025 FINANCIAL AND OPERATIONAL RESULTS

ADJUSTED EBITDA OF $113 MILLION AND FREE CASH FLOW OF $85 million

EI CONTRACT BACKLOG AND ES BACKLOG OF $1.5 billion AND $1.2 Billion, RESPECTIVELY, PROVIDING SOLID OPERATIONAL VISIBILITY

REDUCED BANK ADJUSTED NET DEBT-TO-EBITDA RATIO TO 1.3x1 AT THE END OF Q1/25

NEWS RELEASE

CALGARY, Alberta, May 8, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three months ended March 31, 2025.

All amounts presented are in U.S. Dollars unless otherwise stated.

Q1/25 FINANCIAL AND OPERATIONAL OVERVIEW

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Generated revenue of$552 million compared to $638 million in Q1/24 and $561 million in Q4/24.
o
Lower revenue compared with the prior year is primarily attributed to upfront revenue recognized in the Energy Infrastructure ("EI") product line in Q1/24 on the extension and modification of an existing EI contract previously accounted for as an operating lease in the Eastern Hemisphere ("EH") region.
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Recorded gross margin before depreciation and amortization of $161 million, or 29% of revenue, compared to $119 million, or 19% of revenue in Q1/24 and $174 million, or 31% of revenue during Q4/24.
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EI and After-Market Services (“AMS”) product lines generated 70% of consolidated gross margin before depreciation and amortization during Q1/25.
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Engineered Systems (“ES”) gross margin before depreciation and amortization increased to 18% in Q1/25 compared to 5% in Q1/24 primarily due to costs recognized in Q1/24 related to an international ES project. ES gross margin before depreciation and amortization decreased compared to Q4/24 due to product mix.
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Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $113 million compared to $69 million in Q1/24 and $121 million during Q4/24. The year-over-year increase in adjusted EBITDA was primarily due to costs recognized related to an international ES project in Q1/24.
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SG&A was $57 million for the three months ended March 31, 2025, a decrease of $21 million from the same period in 2024, primarily due to decreased share-based compensation resulting from mark-to-market volatility on share prices in the first quarter of 2025, and lower costs and improved efficiencies, partially offset by executive transition costs.
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Cash provided by operating activities was $96 million, which included net working capital recovery of $34 million. This compares to cash provided by operating activities of $101 million in Q1/24 and $113 million in Q4/24. Free cash flow increased to $85 million in Q1/25 compared to $72 million during Q1/24 and $76 million during Q4/24 primarily due to lower maintenance capital spend.
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Return on capital employed (“ROCE”)2 increased to 14.2% in Q1/25 compared to 0.6% in Q1/24 and 10.3% in Q4/24. ROCE benefitted from an increase in trailing 12-month EBIT and lower average capital employed, predominantly due to a decline in net debt.

Q1/25 Earnings News Release

1 The Company defines bank-adjusted net debt to EBITDA as borrowings under the Revolving Credit Facility and its 9.00% Senior Secured Notes due 2027 (the “Notes”) less cash and cash equivalents, divided by EBITDA as defined by the Company’s lenders for the trailing 12- months.

2 ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

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Invested $33 million in the business, consisting of $14 million in capital expenditures ($6 million for growth) and $19 million for expansion of an EI project in the EH region that will be accounted for as a finance lease.
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Enerflex recorded ES bookings of $205 million during Q1/25, compared to $420 million during the same period of 2024. First quarter bookings were impacted by accelerated customer activity in the latter part of the fourth quarter of 2024, predominantly in the North America (“NAM”) segment, which resulted in select orders being pulled forward, and customers pausing some decisions on expenditures due to commodity price volatility and evolving market conditions. The Company continues to closely monitor activity levels and will adjust its business as appropriate. Enerflex’s backlog remains healthy at $1.2 billion at March 31, 2025.
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Enerflex’s U.S. contract compression business continues to perform well, led by increasing natural gas production in the Permian.
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This business generated revenue of $36 million and gross margin before depreciation and amortization of 72% during Q1/25 compared to $36 million and 75% in Q1/24 and $36 million and 78% during Q4/24.
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Utilization remained stable at 94% across a fleet size of approximately 448,000 horsepower. Enerflex expects its North American contract compression fleet will grow to over 475,000 horsepower by the end of 2025.
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The Board of Directors has declared a quarterly dividend of CAD$0.0375 per share, payable on June 3, 2025, to shareholders of record on May 21, 2025.

BALANCE SHEET AND LIQUIDITY

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Enerflex exited Q1/25 with net debt of $564 million, which included $75 million of cash and cash equivalents, a reduction of $179 million compared to Q1/24 and $52 million lower than the fourth quarter of 2024.
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Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 1.3x at the end of Q1/25, down from 2.2x at the end of Q1/24 and 1.5x at the end of Q4/24.

MANAGEMENT COMMENTARY

Preet S. Dhindsa, Enerflex’s President & Chief Executive Officer (Interim), stated: “We are pleased to report another strong quarter of financial and operational results. Our Energy Infrastructure and After-Market Services business lines continue to deliver steady performance and reinforce Enerflex’s ability to generate sustainable returns across our global platform. Visibility for the ES product line remains solid, with backlog exiting Q1/25 at $1.2 billion, although we continue to closely monitor evolving market conditions and will adjust this business as appropriate. Despite increasing near-term risk and uncertainty, the fundamental drivers behind our business remain intact, namely global energy security and the shift toward low-emissions natural gas. Each of our business lines are delivering solid results and we believe all are well positioned to benefit from these fundamental drivers."

Joe Ladouceur, Enerflex's Chief Financial Officer (Interim), stated, "Enerflex repaid an additional $74 million of debt during Q1/25 and reduced our leverage ratio to 1.3 times, reflective of strong operational execution and disciplined capital allocation. Our priorities are generating sustainable free cash flow, solidifying our balance sheet health, and positioning the Company for long-term growth and value creation. We’re sharpening our focus on boosting profitability, strengthening the resilience of our core operations, and ensuring Enerflex generates sustained, attractive returns for shareholders.”

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SUMMARY RESULTS

	Three months ended March 31,
($ millions, except percentages)	2025	2024
Revenue	$552	$638
Gross margin	128	87
Gross margin as a percentage of revenue	23.2%	13.6%
Selling, general and administrative expenses (“SG&A”)	57	78
Foreign exchange loss	-	1
Operating income	71	8
EBITDA[1]	105	47
EBIT[1]	66	3
EBT[1]	43	(23)
Net earnings (loss)	24	(18)
Long-term debt	639	853
Net debt[2]	564	743
Cash provided by operating activities	96	101

Key Financial Performance Indicators (“KPIs”)
ES bookings[3]	$205	$420
ES backlog[3]	1,206	1,266
EI contract backlog[4]	1,497	1,639
Gross margin before depreciation and amortization (“Gross margin before D&A”)[5]	161	119
Gross margin before D&A as a percentage of revenue[5]	29.2%	18.7%
Adjusted EBITDA[6]	113	69
Free cash flow[7]	85	72
Bank-adjusted net debt to EBITDA ratio[7]	1.3x	2.2x
Return on capital employed (“ROCE”)[7,8]	14.2%	0.6%

1EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes. EBT is defined as earnings before taxes.

2 Net debt is defined as total long-term debt less cash and cash equivalent as presented in the Financial Statements.

3Refer to the “ES Bookings and Backlog” section of the MD&A for further details.

4Refer to the “EI Contract Backlog” section of the MD&A for further details.

5Refer to the “Gross Margin by Product line” section of the MD&A for further details.

6Refer to the “Adjusted EBITDA” section of the MD&A for further details.

7Refer to the “Non-IFRS Measures” section of the MD&A for further details.

8Determined by using the trailing 12-month period.

Enerflex’s interim consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at March 31, 2025, can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

OUTLOOK

Industry Update

Enerflex continues to expect operating results to be underpinned by the highly contracted EI product line and the recurring nature of AMS, which together are expected to account for approximately 65% of gross margin before depreciation and

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amortization during 2025. The EI product line is supported by customer contracts expected to generate approximately $1.5 billion of revenue over their remaining terms.

Visibility for the ES product line remains solid, with a backlog of approximately $1.2 billion as at March 31, 2025, the majority of which is expected to convert into revenue over the next 12 months. During 2025, ES gross margins are expected to align more closely with historical averages, reflecting both weaker domestic natural gas prices through much of 2024 and a shift in project mix.

While near-term ES revenue is expected to remain steady, Enerflex continues to closely monitor evolving market conditions and increased near-term risk and uncertainty, including the impact of tariffs and lower oil prices, and will adjust its business as appropriate. The Company expects to be partially protected from the direct and indirect impact of tariffs through its diversified operations and on-going risk management efforts. Enerflex’s operations in the USA, Canada and Mexico are largely distinct in the client partners and projects they serve. The USA is Enerflex’s largest operating region, generating 45% of consolidated revenue on a trailing-twelve month basis by destination of sale, and we believe the Company is well positioned to benefit from growth in domestic energy production. Enerflex’s operations in Canada and Mexico generated 11% and 3% of consolidated revenue on a trailing twelve-month basis, respectively.

Despite increased near-term risk and uncertainty for the ES product line, recent domestic natural gas prices have been constructive, and the medium-term outlook for ES products and services remains attractive, supported by anticipated growth in natural gas and produced water volumes across Enerflex’s global footprint.

Capital Spending

Enerflex continues to target a disciplined capital program in 2025, with total capital expenditures of $110 million to $130 million. This includes a total of approximately $70 million for maintenance and property, plant and equipment ("PP&E") capital expenditures and growth spending of $40 million to $60 million. Disciplined capital spending will focus on customer supported opportunities primarily in the USA. Notably, the fundamentals for contract compression in the USA remain strong, led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants. Enerflex will continue to make selective customer supported growth investments in this business.

Capital Allocation

Providing meaningful direct shareholder returns is a priority for Enerflex, reflected through the 50% increase of the Company’s third quarter 2024 dividend, and implementation of the Normal Course Issuer Bid ("NCIB").

The NCIB commenced on April 1, 2025 and will terminate no later than March 31, 2026. Under the NCIB, the Company is authorized to acquire up to a maximum of 6,159,695 Common Shares or approximately 5% of its public float as at the application date, for cancellation. During the month of April 2025, Enerflex repurchased 690,500 Common Shares at an average price of CAD$10.15 per share.

Going forward, capital allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex’s ability to maintain balance sheet strength. In addition to increases in the Company’s dividend, share repurchases, and disciplined growth capital spending, Enerflex will also consider further debt reduction to strengthen its balance sheet and lower net finance costs. Unlocking greater financial flexibility positions the Company to respond to evolving market conditions and capitalize on opportunities to optimize its debt stack.

DIVIDEND DECLARATION

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has declared a quarterly dividend of CAD$0.0375 per share, payable on June 3, 2025, to shareholders of record on May 21, 2025.

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CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, May 8, 2025 at 8:00 a.m. (MDT), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register-conf.media-server.com/register/BIbf48293aea6d4b518127ab7e050c6058. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/oqas9bdk.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. Refer to “Non-IFRS Measures” of Enerflex’s MD&A for the three months ended March 31, 2025, for information which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

ADJUSTED EBITDA

	Three months ended March 31, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$24
Income taxes[1]				19
Net finance costs[1,2]				23
EBIT[3]	$38	$19	$12	$66
Depreciation and Amortization	16	11	12	39
EBITDA	$54	$30	$24	$105
Share-based compensation	(2)	(1)	-	(3)
Impact of finance leases
Principal payments received	-	-	8	8
Loss on redemption options[3]				3
Adjusted EBITDA	$52	$29	$32	$113

1The Company included net earnings (loss), income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

3EBIT includes $3 million loss on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended March 31, 2024
($ millions)	NAM	LATAM	EH	Total
Net loss[1]				$(18)
Income taxes[1]				(5)
Net finance costs[1,2]				26
EBIT	$33	$5	$(35)	$3
Depreciation and amortization	18	10	16	44
EBITDA	$51	$15	$(19)	$47
Restructuring, transaction and integration costs	3	2	1	6
Share-based compensation	3	1	2	6
Impact of finance leases
Upfront gain	-	-	(3)	(3)
Principal payments received	-	-	13	13
Adjusted EBITDA	$57	$18	$(6)	$69

1The Company included net earnings (loss), income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

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FREE CASH FLOW

The Company defines free cash flow as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets - operating leases are added back. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow is also used in calculating the dividend payout ratio.

	Three months ended March 31,
($ millions, except percentages)	2025	2024
Cash provided by operating activities before changes in working capital and other[1]	$62	$18
Net change in working capital and other	34	83
Cash provided by operating activities[2]	$96	$101
Less:
Capital expenditures - Maintenance and PP&E	(8)	(9)
Capital expenditures - Growth	(6)	(8)
Mandatory debt repayments	-	(10)
Lease payments	(6)	(4)
Add:
Proceeds on disposals of PP&E and EI assets - operating leases	9	2
Free cash flow	$85	$72
Dividends paid	6	2
Dividend payout ratio	7.1%	2.8%

1Enerflex also refers to cash provided by operating activities before changes in working capital and other as “Funds from operations” or “FFO”.

2Enerflex also refers to cash provided by operating activities as “Cashflow from operations” or “CFO”.

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex's bank-adjusted net debt-to-EBITDA ratio. These adjustments and Enerflex's bank-adjusted net-debt-to EBITDA ratio are calculated in accordance with, and derived from, the Company's financing agreements.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will” and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) FLI pertaining to:

Q1/25 Earnings News Release 6

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expectations that the North American contract compression fleet will grow to over 475,000 horsepower by the end of 2025;
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Enerflex’s ability to generate sustainable free cash flow, solidify its balance sheet health, and position the Company for long-term growth and value creation, and the time required in connection therewith, if at all;
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disclosures under the heading “Outlook” including:
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the highly contracted EI product line and the recurring nature of AMS will, together, account for approximately 65% of Enerflex’s gross margin before depreciation and amortization during 2025;
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customer contracts within Enerflex’s EI product line will generate approximately $1.5 billion of revenue over their remaining terms;
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a majority of the ES product line backlog of approximately $1.2 billion as at March 31, 2025, will convert into revenue over the next 12 months;
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ES gross margins are expected to align more closely with historical averages while near term ES revenue will remain steady;
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expectations that the Company will be partially protected from the direct and indirect impact of tariffs through its diversified operations and on-going risk management efforts;
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in respect of the USA, expectations that the Company is well positioned to benefit from growth in domestic energy production;
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natural gas and produced water volumes are anticipated to grow across Enerflex’s global footprint, supporting an attractive medium-term outlook for ES products and services;
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total capital expenditures in 2025 will be $110 million to $130 million which includes approximately $70 million for maintenance and PP&E capital expenditures and growth spending of $40 million to $60 million;
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capital spending will focus on customer supported opportunities primarily in the USA;
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the fundamentals for contract compression in the USA remain strong, led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants;
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considerations to further reduce debt to strengthen our balance sheet and lower net financing costs and that doing so will position the Company to respond to evolving market conditions and capitalize on opportunities to optimize its debt stack;
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the ability of Enerflex to continue to pay a sustainable quarterly cash dividend; and
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using free cash generated to fund other non-operating activities including dividend payments, share repurchases, and non-mandatory debt repayments, if at all.

FLI reflect management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including but not limited to:

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the ability of the Company to adjust the business as appropriate in response to ES activity levels, evolving market conditions, and increased near-term risk and uncertainty, including the impact of tariffs and lower oil prices;
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market dynamics, including increased energy demand, infrastructure development, and production activity, will drive growth in natural gas and produced water volumes across Enerflex’s global footprint;
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market conditions, customer activity, and industry fundamentals will support stable demand across Enerflex’s product lines and geographic regions throughout 2025;

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the high level of contractual commitments within the EI product line and the predictable, recurring revenue from AMS will continue;
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existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;
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the execution of projects within the ES product line will proceed as scheduled and the conversion to revenue will proceed without significant delays or cancellations;
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no significant unforeseen cost overruns or project delays;
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market conditions continuing to support the NCIB within the anticipated timeframe; and
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Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors"in: (i) Enerflex's Annual Information Form for the year ended December 31, 2024, dated February 27, 2025; and (ii) Enerflex's Annual Report dated February 26, 2025, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management's assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company's historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management's best estimates and judgments, and represents the Company's expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Preet S. Dhindsa

President and Chief Executive Officer (Interim)

E-mail: PDhindsa@enerflex.com

Joe Ladouceur

Chief Financial Officer (Interim)

E-mail: JLadouceur@enerflex.com

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Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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